

Mail Stop 4720

November 27, 2017

Frank Sorrentino III
Chairman and Chief Executive Officer
ConnectOne Bancorp, Inc.
301 Sylvan Avenue
Englewood Cliffs, NJ 07632

   Re: ConnectOne Bancorp, Inc.
     Registration Statement on Form S-3
     Filed November 21, 2017
     File No. 333-221705

Dear Mr. Sorrentino:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact David Gessert at (202) 551-2326 with any questions.

        Sincerely,

        /s/ Era Anagnosti

        Era Anagnosti
        Legal Branch Chief
        Office of Financial Services